Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192669

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 6, 2014

34,000,000 Shares

Orbitz Worldwide, Inc.

Common Stock

This is a public offering of shares of common stock of Orbitz Worldwide, Inc. The shares of common stock are being sold by the selling stockholder identified in this prospectus supplement. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “OWW.” The last reported sale price of our common stock on July 15, 2014 was $8.85 per share.

The underwriter has an option to purchase a maximum of 5,000,000 additional shares from the selling stockholder. We will not receive any of the proceeds from the exercise of the underwriter’s option to purchase additional shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

The underwriter has agreed to purchase the common stock from the selling stockholder at $8.00 per share, which will result in $272,000,000 of proceeds to the selling stockholder before expenses. The underwriter may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Delivery of the shares of common stock will be made on or about July 22, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is July 17, 2014.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf process, an affiliate of Travelport Limited (together with its affiliates, “Travelport”), the selling stockholder in this offering, or their pledgees, donees, transferees, assignees or other successors-in-interest, may offer and sell, from time to time, an aggregate of up to 48,540,976 shares (of which 39,782,697 remain available for sale prior to this offering) of our common stock under the accompanying prospectus. This prospectus supplement contains specific information about the selling stockholder and the terms on which it is offering and selling shares of our common stock. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying prospectus, the statements made in the accompanying prospectus will be deemed modified or superseded by those made in this prospectus supplement. Before you purchase shares of our common stock, you should carefully read this prospectus supplement, the registration statement and the accompanying prospectus together with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholder have authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents we incorporated by reference herein or therein, contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “plans” and “estimates” or other comparable words. Any forward-looking statements contained in this prospectus supplement and the accompanying prospectus, including the information we incorporate by reference herein or therein, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, which include, without limitation: the company’s ability to effectively compete in the travel industry; trends, declines, or disruptions affecting the travel industry or the level of travel activity, particularly air travel; the termination of any major supplier’s participation on the company’s websites; the company’s ability to renegotiate supplier agreements on acceptable terms; change in airline distribution economics; the company’s ability to maintain and protect its information technology and intellectual property; Travelport’s ownership in and influence over the operation of our business in light of the potential diverging interests of the company and Travelport; the outcome of pending litigation; system-related failures, interruptions, or security breaches; risks related to the company’s level of indebtedness; risks associated with doing business in multiple currencies and multiple markets; general economic and business conditions; the other risk factors detailed in the documents we incorporated by reference as well as the more detailed risks described herein under “Risk Factors.” You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth herein under the caption “Risk Factors” and any of those made in our reports filed with the SEC which are

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incorporated by reference herein. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus supplement and the accompanying prospectus.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of the relevant document. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We undertake no obligation to update any forward-looking statements after the date of this prospectus supplement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

MARKET AND INDUSTRY DATA

Certain market data contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Before deciding to invest in shares of our common stock, you should read the entire prospectus supplement and the accompanying prospectus carefully, especially the matters discussed under “Risk Factors” beginning on page S-11 and the documents incorporated by reference, including our financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. See “Where You Can Find More Information” and “Incorporation by Reference”. Unless the context otherwise requires, the terms “Orbitz,” “Company,” “we,” “us” and “our” refer to Orbitz Worldwide, Inc. and its subsidiaries.

Our Company

Orbitz Worldwide, Inc. is a leading global online travel company (“OTC”) that uses innovative technology to enable leisure and business travelers to research, plan and book a broad range of travel products and services including hotels, flights, vacation packages, car rentals, cruises, rail tickets, travel insurance, destination services and event tickets. We provide our customers an easy-to-use booking experience across a wide variety of devices. Our global brand portfolio includes Orbitz.com and CheapTickets in the United States; ebookers in Europe; and HotelClub, which focuses on the Asia Pacific region. We also own and operate Orbitz for Business, which is a corporate travel management company, and the Orbitz Partner Network, which delivers private label travel solutions to a broad range of partners. In 2013, we generated over $11 billion in gross bookings and reported $847 million in net revenue (9% year-over-year growth) and $144 million in Adjusted EBITDA (12% year-over-year growth). Hotel room night growth was 18% year-over-year. For a discussion of Adjusted EBITDA, see the section below entitled “Summary Consolidated Financial Data.”

Our Brand Portfolio

Orbitz.com

Orbitz.com (www.orbitz.com), our most well-known brand and the second largest OTC in the U.S. according to PhoCusWright, offers a full suite of travel products and services, including hotels, flights, vacation packages, car rentals, cruises, travel insurance, destination services and event tickets from suppliers worldwide. Since launching in June 2001, Orbitz.com has been an innovator in the industry having introduced Orbitz Matrix Display, mobile travel alerts and, most recently, the Orbitz Rewards Visa Card. Orbitz.com has maintained its technology leadership by offering a suite of mobile apps and mobile web offerings that now represent over 30% of its standalone hotel transactions. In October 2013, Orbitz.com launched its Orbitz Rewards loyalty program, which lets customers immediately earn OrbucksSM, the currency of Orbitz rewards, on flights, hotels and vacation packages and instantly redeem those OrbucksSM on future bookings at tens of thousands of hotels worldwide. The program aims to incentivize air bookers to book hotels in addition to their air travel bookings, increasing hotel cross-sell and our share of the customer’s travel spend as customers seek to earn and redeem rewards. We are further enhancing our value proposition with the introduction of the Orbitz Rewards Visa Card, which allows customers the ability to earn OrbucksSM when making purchases with the card.

CheapTickets

CheapTickets (www.cheaptickets.com) is a leading online travel agency focused on value-conscious customers. CheapTickets offers customers the ability to search for and book a broad range of travel products and services, including hotels, flights, vacation packages, car rentals, cruises, travel insurance, destination services and event tickets from suppliers worldwide. CheapTickets offers value-oriented promotions such as Cheap of the Week®.

ebookers

ebookers (www.ebookers.com) is a pan-European online travel agency that offers customers the ability to search for and book a broad range of global travel products and services through websites in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Sweden, Switzerland and the United Kingdom. Customers can book travel products and services, including hotels, flights, vacation packages, car rentals, cruises, rail tickets, travel insurance, destination services and event tickets from suppliers worldwide. ebookers also offers customers the ability to book a full range of travel products from their smartphones and tablets through its mobile site and its iOS and Android apps.

HotelClub

HotelClub (www.hotelclub.com) is a global hotel booking website offering members a worldwide selection of hotel properties across more than 170 countries. The HotelClub Member Rewards program allows members to earn rewards when booking hotels. HotelClub offers services in 35 currencies and 18 languages and offers customers the ability to book via their smartphones and tablets through its mobile site and iOS and Android apps.

Orbitz for Business

Orbitz for Business (www.orbitzforbusiness.com) leverages our technology expertise for corporate travelers, offering a complete portfolio of travel products and services that help corporate customers plan, search and book business travel. In addition to its leading technology, Orbitz for Business delivers customizable, full service, cost-effective travel products and travel management solutions including 24/7 support, expense reporting and policy management tools. Orbitz for Business also offers a mobile web solution that allows business travelers to search for and book flights, hotels and car rentals directly from any web-enabled smartphone. Through partnerships with leading regional corporate travel agencies, Orbitz for Business offers travel management solutions in over 75 countries around the world to over 700 corporate travel clients.

Orbitz Partner Network

Orbitz Partner Network offers a full range of travel solutions to over one thousand partners globally, which include many of the world’s largest airlines, travel agencies and financial institutions. Orbitz Partner Network enables our partners to provide a wide range of travel products on their websites under their own brands through solutions ranging from hosted services that can be launched in a matter of weeks to custom developed solutions that are fully tailored to meet the needs of more complex partners. We share net revenue with our partners from transactions booked on their websites. In February 2014, we announced the acquisition of certain assets and contracts of the Travelocity Partner Network (“TPN”), which provides private label technology solutions for bank loyalty programs and online commerce sites. TPN brings us deep technology capabilities and a strong customer base in the bank loyalty market.

A Large, Underpenetrated Industry

Worldwide travel is a $1 trillion industry that has been characterized by rapid and significant transformation driven by changes in demographic trends, globalization and higher consumer discretionary spending. The travel industry continues to benefit from increasing internet usage and higher online and mobile booking penetration rates. We compete in various geographic markets, with our primary markets being the United States, Europe and the Asia Pacific region. Internationally, a relatively low percentage of travel sales are transacted online and the market is highly fragmented, which represents a significant opportunity for us. IDC estimates that online travel bookings will grow 15% annually from $402 billion in 2013 to $714 billion in 2017, with annual growth of 10% in the United States, 12% in Europe and 22% in the Asia Pacific region.

Our Competitive Strengths

Since our founding in early 2000, we have made significant investments in marketing and technology that have resulted in a number of key competitive strengths.

Leading player in online travel with significant scale, breadth of product offerings and strong global brands

We provide a superior travel planning and booking experience as we connect millions of consumers and thousands of corporate travel clients and private label partners with hundreds of airlines, over 100,000 hotels, 20 car rental firms and millions of vacation packages through a common global technology platform that integrates strong, recognizable and highly trusted brands developed over our 14-year history. Orbitz Worldwide is the second largest online travel company in the United States, according to PhoCusWright. Orbitz.com benefits from approximately 50% direct traffic, 98% aided brand awareness and approximately 60% of transactions from repeat customers (as of May 2014). CheapTickets is a complementary U.S. value-focused brand. ebookers is a leading European online travel agency with a strong offering in vacation packages, which are particularly important for the European market. Orbitz for Business is one of the top 15 corporate travel management companies in the United States, has a customer retention rate of approximately 95% and has an average level of online adoption for ticket booking of approximately 90%. Orbitz Partner Network offers a wide range of industry-leading private label solutions for partners including Air Canada, Alaska Airlines, American Express, Eurostar, Hawaiian Airlines and helloworld.

Innovative global technology platform

Since 2005, we have made significant investments in developing our global technology platform and associated business processes (the “Global Platform”), which is designed to serve the needs of all our consumer-facing businesses. The Global Platform was built with a fully modular architecture for both ease of scalability and adaptability to each brand. We completed the migration of all our consumer brands to the Global Platform in 2012, allowing the sharing of technology, processes and best practices across our businesses. The Global Platform has allowed our businesses to accelerate growth in the strategically important hotel segment, while also achieving operating efficiencies. Our move to the Global Platform has led to us accelerating our test, learn and implement cycle, allowing us to achieve substantial improvements in the areas of online marketing, customer relationship management, reporting, sort, personalization, mobile and landing page optimization. Our Global Platform also allows us to easily scale into new markets, add new brands and large private label partners, roll-out new technologies across our brands and generate continued cost efficiencies.

Advanced marketing analytics capabilities

We have developed a proprietary online marketing optimization system that uses statistical analytics to manage our global paid search portfolios, improve online marketing efficiency and drive customer acquisition and retention. This includes a proprietary bid management engine that optimizes our bidding across search, travel aggregators and travel research. A dedicated in-house team of statisticians oversees our marketing optimization function and facilitates effective spend decisions across our brands.

Our Business Strategy

Our mission is to make our brands the world’s most rewarding places to plan and book travel on mobile devices. Our strategy focuses on creating a unique customer value proposition and taking advantage of rapidly growing international markets. We are doing this by focusing on multiple avenues for growth: strategic focus on hotel, loyalty, mobile and international expansion.

Strategic focus on hotel

We operate a diversified business model, enabling us to offer customers a broad product offering that is undergoing a strategic mix shift towards hotel and vacation packages. In 2013, standalone hotels contributed 35% to net revenue, vacation packages contributed 17% to net revenue and standalone air contributed 29% to net revenue. Collectively, hotels and vacation packages accounted for 52% of net revenue, up from 42% in 2010, with overall take rate, defined as net revenue divided by gross bookings, rising from 6.7% to 7.4% as a result. The hotel and vacation package segments offer higher growth and take rates and continued mix shift represents a key strategic opportunity for the future.

Loyalty

Well-architected loyalty offerings have significant potential to enhance the financial performance of our consumer brands. HotelClub has a long-standing and well-established loyalty program that helps drive repeat transactions, and the Orbitz Rewards program has been patterned on the HotelClub program. As of July 15, 2014, Orbitz Rewards had approximately 2.3 million members. The program is delivering on its objective to drive increased hotel cross-sell and share of consumers’ travel spend, higher levels of mobile engagement, greater repeat traffic and increased direct bookings.

Mobile

We have made a significant investment in the rapidly growing mobile channel. In the first quarter of 2014, approximately 30% of Orbitz Worldwide stand-alone hotel bookings came via a mobile device. By virtue of the Global Platform shared by all of our consumer brands, the benefits of our mobile investments are available to Orbitz.com, CheapTickets, ebookers and HotelClub. We launched several new iOS and Android apps in 2013 across our brands driving significant mobile bookings growth at ebookers and HotelClub that match our success at Orbitz.com. Our apps have been integrated with our loyalty offering, and Orbitz Rewards members earn additional OrbucksSM when purchasing on our mobile apps. The unique mobile experience has helped drive hotel room night growth. In 2012, our iPhone app was inducted into Apple’s App Store Hall of Fame, in 2013, Orbitz Rewards for iOS was featured under the “Best New App” category and in 2014, our Android app was a “Play Picks” selection on Google Play.

International expansion

We are focused on expanding our international presence through both product innovation and new market expansion with a particular focus on the high growth Asia opportunity. The Global Platform allows for cost-effective expansion into new markets and helped increase global coverage in 2013 from 15% of the world’s population to over 50% as we expanded the number of currencies and languages on the Global Platform. We have plans to add additional languages in 2014.

We also expect that our HotelClub brand will play a significant role in new market expansion. Room night growth rates at HotelClub improved substantially in 2013. We believe HotelClub’s hotel-only offering and strong loyalty program represent an extensible model that enables low-cost new market entry, allowing us to expand our footprint into new and fast-growing regions. Our focus in 2014 is on China, where we recently launched HotelClub’s Chinese brand “HotelClub - ” (“Hàokèbâng”) and have built-out and launched Chinese payment method capabilities through a partnership with Alipay.

Recent Developments

Preliminary Operating Results

Although our financial results for the second quarter 2014 have not been finalized, the following preliminary, unaudited information reflects our expectations with respect to our financial results for the three months ended June 30 based on all currently available information. Our independent auditor has not reviewed or performed any procedures with respect to the preliminary estimated financial results. Our actual results may vary materially from these preliminary results. In addition, these preliminary results are not necessarily indicative of results to be expected for any future period, including full year 2014. This preliminary financial data has been prepared by and is the responsibility of Orbitz Worldwide management. Orbitz Worldwide management has not fully completed its review of these preliminary financial results and final financial results for the three months ended June 30 will not be available until after this offering is completed, and consequently, will not be available to you prior to investing.

We expect net revenue for the second quarter 2014 to be approximately $248 million and Adjusted EBITDA for the second quarter 2014 to be approximately $45 million. Stayed room nights grew by 20 percent for the three months ended June 30, 2014, as compared with the three months ended June 30, 2013. At June 30, 2014, available liquidity was approximately $345 million, which was composed of cash and cash equivalents of approximately $265 million and $80 million available on a revolving credit facility. For a description of Adjusted EBITDA and the reasons we use this measure, see “Summary Consolidated Financial Data.”

Company Information

Orbitz Worldwide, Inc. is a Delaware corporation and our principal executive offices are located at 500 W. Madison St., Suite 1000, Chicago, Illinois 60661. Our main telephone number is (312) 894-5000. We maintain a website at www.orbitz.com. The information contained in, or that can be accessed through, our website (or any other website relating to our brand portfolio referred to in this prospectus supplement) does not constitute a part of this prospectus supplement or the accompanying prospectus, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

THE OFFERING

Common Stock Offered by the Selling Stockholder	34,000,000 shares

Underwriter’s Option to Purchase Additional Shares of Common Stock from the Selling Stockholder	5,000,000 shares

Common Stock Outstanding Immediately After this Offering	109,134,094 shares

Symbol for Trading on the New York Stock Exchange	“OWW”

Use of Proceeds	We will not receive any proceeds from the shares sold by the selling stockholder. See “Use of Proceeds.”

Travelport Ownership	Prior to this offering, Travelport beneficially owned approximately 36.1% of our outstanding common stock (based on 110,241,787 shares outstanding as of July 10, 2014). After giving effect to this offering (assuming 34,000,000 shares are sold in this offering), Travelport will beneficially own 5.2% of our outstanding common stock (based on 110,241,787 shares outstanding as of July 10, 2014). Because Travelport will no longer beneficially own shares entitled to 33 1⁄3 % or more of the votes entitled to be cast by the holders of our then outstanding common stock, certain consent rights under our amended and restated certificate of incorporation (the “Certificate of Incorporation”) held by Travelport relating to significant corporate actions to be taken by Orbitz will cease to be effective upon consummation of this offering. See “Description of Capital Stock.”

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

Unless otherwise specified above, the share information above is based on 109,134,094 shares of common stock outstanding as of March 31, 2014 and excludes:

•	5,082,858 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2014;

•	3,133,602 shares of common stock issuable upon settlement of performance-based restricted stock units outstanding as of March 31, 2014;

•	1,210,752 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, with a weighted average exercise price of approximately $4.82 per share; and

•	4,655,507 shares of common stock reserved for future awards under our 2007 Equity and Incentive Plan, as amended.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriter will not exercise their option to purchase up to 5,000,000 additional shares of our common stock from the selling stockholder.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial data for the periods and at the dates indicated. The statements of operations data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. The statements of operations data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements which are incorporated by reference into this prospectus supplement. The balance sheet data as of December 31, 2011 are derived from our audited consolidated financial statements, which are not incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto which are incorporated by reference into this prospectus supplement. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in millions, except share and per share data)
Statements of Operations Data:
Net revenue	$847	$779	$767	$210	$203
Cost and expenses:
Cost of revenue(a)	154	148	139	43	41
Selling, general and administrative	281	261	271	66	72
Marketing(a)	292	253	242	77	75
Depreciation and amortization	55	57	60	14	14
Impairment of goodwill and intangible assets	—	321	50	—	—
Impairment of property and equipment and other assets	3	1	—	—	3

Total operating expenses	785	1,041	762	199	206

Operating income/(loss)	62	(262)	5	11	(3)
Other income/(expense):
Net interest expense	(44)	(37)	(41)	(10)	(10)
Other income (expense)	(18)	—	1	—	—

Total other expense	(62)	(37)	(40)	(10)	(10)
Loss before income taxes	—	(299)	(35)	1	(12)
Provision/(benefit) for income taxes	(165)	3	2	7	(159)

Net income/(loss)	$165	$(302)	$(37)	$(6)	$146

Net income/(loss) per basic share(b)	$1.53	$(2.86)	$(0.36)	$(0.05)	$1.38
Net income/(loss) per diluted share(b)	$1.46	$(2.86)	$(0.36)	$(0.05)	$1.34
Weighted average shares used in calculating net earnings/(loss) per share:
Basic	107,952,327	105,582,736	104,118,983	109,593,798	106,294,089
Diluted	113,072,679	105,582,736	104,118,983	109,593,798	108,962,383

Cash dividends declared per common share	$—	$—	$—	$—	$—

Other Data:

Capital spending	$39	$47	$44	$8	$8
EBITDA(c)	$99	$(205)	$66	$24	$12
Other adjustments	$45	$333	$61	$5	$10
Adjusted EBITDA(c)	$144	$128	$127	$29	$22

	At December 31,			At March 31,
	2013	2012	2011	2014
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$117	$130	$136	$250
Working capital deficit(d)	(315)	(248)	(233)	(356)
Total assets	1,108	834	1,146	1,305
Total long-term debt	430	415	440	399
Total shareholders’ equity/(deficit)	42	(143)	161	32

(a)	During the first quarter of 2011, we changed the classification of expenses for commissions paid to private label partners (“affiliate commissions”) from cost of revenue to marketing expense in our consolidated statements of operations.
(b)	Net income/(loss) per share may not recalculate due to rounding.
(c)	EBITDA is a performance measure used by management that is defined as net income (loss) plus: net interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for certain non-cash and unusual or non-recurring items as described below. We use and believe investors and other external users of our financial statements benefit from the presentation of EBITDA and Adjusted EBITDA in evaluating our operating performance because:

•	These measures provide greater insight into management decision making as they are among the primary metrics by which management evaluates the operating performance of the company’s business. Management believes that when viewed with GAAP results and the accompanying reconciliation, EBITDA and Adjusted EBITDA provide additional information that is useful for management and other external users to gain an understanding of the factors and trends affecting the ongoing cash earnings capability of our business, from which capital investments are made and debt is serviced. These supplemental measures are used by management and the board of directors to evaluate our actual results against management’s expectations.

•	EBITDA measures performance apart from items such as interest expense, income taxes and depreciation and amortization. Management believes that the exclusion of interest expense is necessary to evaluate the cash earnings capability of the business. We generally only fund working capital requirements with funds borrowed under our revolving credit facility, if at all, in the fourth quarter of the year when our cash balances are typically the lowest. As a result, nearly all of our interest expense is not incurred to fund our operating activities. In addition, excluding interest expense from our non-GAAP measures is consistent with our intent to disclose the ongoing cash earnings capability of the business, from which capital investments are made and debt is serviced. Management believes that the exclusion of non-cash depreciation and amortization is also necessary to evaluate the cash earnings capability of the business. Management believes that the review of its non-GAAP measures in conjunction with other GAAP metrics, such as capital expenditures, is more useful in understanding our business than the inclusion of depreciation and amortization expense in the non-GAAP measures used by management, since depreciation and amortization expense has historically fluctuated as a result of purchase accounting and this expense involves management judgment (e.g. estimated useful lives).

•	Adjusted EBITDA corresponds more closely to the ongoing cash earnings capability of our business, by excluding the items described above and items such as litigation settlements that are not driven by core operating results, certain other non-cash items, such as goodwill and intangible asset impairment charges and stock-based compensation, and other unusual and non-recurring items, such as restructuring charges.

EBITDA and Adjusted EBITDA are not defined under GAAP and do not purport to be an alternative to net income or net loss as a measure of operating performance. EBITDA and Adjusted EBITDA have certain limitations in that they do not take into account the impact of certain expenses to our income statement, such as stock-based compensation, goodwill and intangible asset impairment charges and certain one-time items, if applicable. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies.

The following table provides a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Years Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in millions)
Net income/(loss)	$165	$(302)	$(37)	$(6)	$146
Net interest expense	44	37	40	10	10
Provision/(benefit) for income taxes	(165)	3	2	7	(159)
Depreciation and amortization	55	57	61	13	15
EBITDA	99	(205)	66	24	12
Impairment of goodwill and intangible Assets(1)	—	321	50	—	—
Impairment of other assets(2)	3	1	—	—	2
Net loss on extinguishment of debt(3)	18	—	—	—	—
Reversal/acceleration of amortization of net unfavorable contract liability(4)	—	(3)	2	—	—
Stock-based compensation expense	13	8	8	3	3
Restructuring costs(5)	4	—	—	—	4
System integration costs(6)	—	—	—	1	—
Litigation settlements and other(7)	7	6	1	1	1

Adjusted EBITDA	$144	$128	$127	$29	$22

(1)	Represents the non-cash charge recorded for the impairment of goodwill and intangible assets.
(2)	Represents impairment of property and equipment in connection with our decision to exit the Away Network business in the first quarter of 2013 and a non-cash charge to impair the asset related to the in-kind marketing and promotional support that we expected to receive under the Charter Associate Agreement in the third quarter of 2012.
(3)	Represents write-off of deferred financing fees and other refinancing costs in connection with the refinancing of our $450 million senior secured term loan facilities in May 2013.
(4)	In the third quarter 2012, we reduced the net unfavorable contract liability by $1.2 million following the negotiation of a new agreement with a supplier. This reduction was recorded as a $2.6 million increase to net revenue, reflecting the reduction in expected future rebate payments we would be required to make to a supplier. For 2011, the amount primarily represents a non-cash charge recorded to accelerate the amortization of the in-kind marketing and promotional support asset from Continental Airlines under its Charter Associate Agreement with us.
(5)	Represents one-time costs associated with targeted cost actions we undertook in the first quarter 2013.
(6)	Represents implementation of systems acquired in connection with the Travelocity Partner Network assets that were purchased in the first quarter of 2014.
(7)	Represents charges related to certain legal proceedings and other non-recurring professional fees.

(d)	Defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk and uncertainty. Before purchasing our common stock, you should carefully consider the risks described below and in the accompanying prospectus, together with all other information contained in or incorporated by reference in this prospectus supplement, including the risks set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Please see “Forward-Looking Statements” and “Incorporation by Reference” in this prospectus supplement and the accompanying prospectus. If any of the following risks or the risks set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 occur, our business, financial condition, results of operations or future growth could materially suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to Our Business

Travelport has historically exerted significant influence and control over us and may have interests that differ from our interests or the interests of our other stockholders.

After giving effect to this offering (assuming 34,000,000 shares are sold in this offering), Travelport will beneficially own 5.2% of our outstanding common stock (or 0.7% if the underwriter exercises their option in full). Without giving effect to this offering, as of July 10, 2014, Travelport beneficially owned approximately 36.1% of our outstanding common stock and therefore historically has been able to exert significant influence over us through certain consent rights in our Certificate of Incorporation. These consent rights will cease to be effective upon consummation of this offering (assuming the proposed 34,000,000 shares are sold in this offering). Under our Certificate of Incorporation, until Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of our then outstanding common stock, the prior consent of Travelport is required before the Company can take certain actions, including: (i) the nomination or appointment of members of the Board of Directors or of directors to any committee of the Board; (ii) transactions, including consolidations, mergers, sales, leases, dispositions or acquisitions over a certain amount; (iii) financing arrangements; and (iv) changes to our capital structure. These provisions have historically prohibited the Company from taking such actions without the prior consent of Travelport.

To varying extents, travel suppliers use global distribution systems (“GDSs”) to connect their products and services with travel companies, who in turn make these products and services available to travelers for booking. We entered into a new GDS service agreement with Travelport on February 4, 2014 (the “New Travelport GDS Service Agreement”) and GDS service agreements with alternate GDS options in late 2013 and early 2014 (the “Alternate GDS Options”). Under the New Travelport GDS Service Agreement, we are required to use only Travelport GDSs for all air and car segments booked on domestic agencies and are subject to certain other exclusivity obligations for segments booked in Europe and other markets through December 31, 2014. Our contractual obligations to Travelport for GDS services limit our ability to use Alternate GDS Options before December 31, 2014, and as a result, if Travelport became unwilling or was unable to provide these services to us, we may not be able to transition to alternative providers and our business could be materially and adversely affected. After December 31, 2014, we are subject to certain minimum segment volume thresholds, but have significantly more flexibility to use alternate connectivity options. While the New Travelport GDS Service Agreement provides the Company with significantly more flexibility than our prior arrangement with Travelport for GDS services, it is possible that the Company will negotiate with Travelport over the course of the agreement for modifications and amendments to the agreement. Because of our relationship with Travelport and the significant influence Travelport has over the Company, we may have a weakened negotiating position in discussions through 2014 where Travelport has a divergent interest from us. In recognition of the fact that Travelport’s interests may differ from ours, our audit committee, in accordance with applicable listing and regulatory requirements and principles of good corporate governance, takes an active role in reviewing and approving any agreement involving more than $120,000 of payments or receipts in which Travelport (or any other related party) has an interest, including the New Travelport GDS Service Agreement entered into on February 4, 2014. On January 29, 2014, our audit committee approved the New Travelport GDS Agreement and authorized the execution of such agreement, pursuant to a delegation to the audit committee by the Board of Directors on August 13, 2013 to authorize and approve all agreements with GDS providers.

Disruptions or prolonged declines in travel volume, particularly air travel, could adversely affect our business, financial condition and results of operations.

Our revenue is derived from the worldwide travel industry and is directly related to the overall level of travel activity, particularly air travel and hotel volume. Therefore, our revenue is significantly impacted by declines in or disruptions to travel in the United States, Europe and the Asia Pacific region due to factors entirely outside of our control. Factors that could affect travel activity and materially adversely impact our results of operations, business and revenue include:

•	deterioration, weakness or uncertainty in the global economy;

•	global security issues, political instability, acts or threats of terrorism, regional hostilities or war, and other political issues that could adversely affect travel volume in our key regions;

•	health-related concerns, such as epidemics or pandemics;

•	natural disasters, such as hurricanes, volcanic eruptions, earthquakes, tsunamis, floods and droughts;

•	severe weather conditions, or unusual or unpredictable weather patterns;

•	the financial condition of suppliers, particularly those in the airline and hotel industry, and the impact of their financial condition on the cost and availability of air travel and hotel rooms;

•	changes in airline distribution policies or increases in airfares;

•	changes to regulations governing the airline and travel industry or the imposition of taxes or surcharges by regulatory authorities;

•	an increase in fuel prices affecting travel;

•	work stoppages or labor unrest at any of the major airlines, airports or major hotel chains;

•	travel-related accidents or safety concerns;

•	increased airport security that could reduce the convenience of air travel;

•	changes in occupancy and room rates achieved by hotels; and

•	travelers’ perceptions of the occurrence of or the scope, severity and timing of the factors described above.

If there is a prolonged substantial decrease in travel volumes, particularly for air travel and hotel stays, for these or any other reasons, it would have a material adverse impact on our business, financial condition and results of operations.

The travel industry is highly competitive, and we may not be able to effectively compete in the future.

We operate in the highly competitive travel industry. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other OTCs, traditional offline travel companies, suppliers, travel research companies, search engines and meta-search companies, which may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Online travel agencies: We face significant competition from other online travel agencies, such as Priceline, Expedia, Travelocity and their related brands, as well as other regional competitors such as Ctrip in China and Odigeo in Europe. We compete with offline travel agencies for both travelers and the acquisition and retention of supply.

Travel suppliers: Suppliers have increasingly focused on distributing their products through their own websites and driving consumers away from OTCs. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own website, and other carriers have attempted to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Our results of operations could be negatively affected by such increased competitive pressure from suppliers.

Search engines: We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads (“HPA”). Google’s efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all. In addition, we currently license our search functionality, QPX Software, from ITA Software, Inc., a subsidiary of Google.

Travel meta-search engines and content aggregators: Travel meta-search websites and travel research sites that have search functionality, including Kayak.com (a subsidiary of our competitor Priceline), Trivago.com (a subsidiary of our competitor Expedia), and TripAdvisor, aggregate travel search results for a specific itinerary across supplier, travel agent and other websites. If these competitors limit our participation within their results, it could affect our traffic-generating arrangements in a negative manner. For example, our agreement with Kayak.com that provided for exclusivity with respect to some of Kayak’s core search results terminated at the end of 2013 and was not renewed. We expect that the loss of this exclusivity arrangement will negatively impact air volume in 2014. In addition, some meta-search sites, including Kayak.com, offer users the ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites.

Other competitors in the broader travel space: We also will continue to face competition from new channels of distribution in the travel industry. Additional sources of competition could include “daily deal” websites, such as Groupon Getaways, or peer-to-peer inventory sources, such as AirBnB. AirBnB and similar websites facilitate the short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms, or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial performance and liquidity. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customer, transactions and brand recognition.

Our business depends on our supplier and distribution partner relationships. Adverse changes in these relationships or our inability to enter into new relationships could negatively affect our access to travel offerings and reduce our revenue.

We rely significantly on our relationships with hotels, airlines and other suppliers and travel partners. We enter into agreements with these suppliers and travel partners at varying times and of varying duration. As a result, at any given point in time, one or more of these agreements may be approaching expiration or renewal. Moreover, in order to enhance the competitiveness of our offerings, we are constantly seeking to add new suppliers and travel partners. Adverse changes in any of these relationships (whether upon expiration of an agreement or otherwise) or the inability to enter into new relationships could negatively impact the availability and competitiveness of the travel products we offer on our websites and therefore could adversely affect our revenue. If any of our major suppliers or travel partners significantly reduces their business with us for a sustained period of time or completely withdraws from doing business with us, in favor of one of our competitors or to require consumers to purchase services directly from them, it could have a material adverse effect on our business and ability to retain customers.

Our suppliers continue to look for ways to decrease their overall distribution costs, which could significantly reduce the net revenue OTCs earn from travel and other travel-related products. We have encountered, and expect to continue to encounter, pressure on supplier economics and positive and negative effects of a competitive market environment. As a result, the revenue we and other OTCs earn in the form of mark-ups and commissions from our suppliers is likely to be negatively impacted over the long term as supplier contracts are extended or renegotiated or as we add new suppliers. In addition, although we have recently negotiated a new GDS service agreement with Travelport with more favorable terms than our prior contract, there can be no assurance that the revenue we earn in the form of incentive payments from GDS providers will not be negatively impacted in future contract negotiations.

In particular, airlines continue to look for ways to decrease their overall costs, including the cost of distributing airline tickets through OTCs and GDSs, and to increase their control over distribution. The airlines have negotiated, and we expect they will continue to attempt to negotiate, terms more favorable to themselves whenever possible, such as upon expiration of an agreement with us or where we are distributing an airline’s services without a formal or long-term agreement in place (which is currently the case with American Airlines). To the extent airlines obtain more favorable terms in their agreements with us (which has been a continuing trend for many years) or in their agreements with the GDSs that we use, or if an airline terminates its agreement with us, the net revenue we earn from the distribution of airline tickets would be negatively impacted, which could have a material adverse effect on our business, results of operations and financial condition.

For example, the Company temporarily discontinued its distribution of American Airlines (“AA”) tickets in 2010 after the Company and AA were unable to agree to terms under which the AA tickets would be offered on our websites. If similar situations were to occur in the future, it could reduce our access to air inventory, thereby putting us at a competitive disadvantage and reducing our revenues.

Because we depend on a relatively small number of airlines and car rental companies for a significant portion of our revenue in those areas, our business and results of operations could be adversely affected if suppliers consolidate in either of these industries. If there is consolidation in either of these industries, the Company would be forced to negotiate with a fewer number of total suppliers for the same number of segments, which would weaken our negotiating position and reduce our ability to negotiate favorable rates on segments. Additionally, consolidation of one or more of the major airlines, including the merger of American Airlines and US Airways, could result in a reduction in the number of airline tickets available for booking on our websites and increased air fares, which may have a negative impact on demand for travel.

Our business has significant liquidity requirements.

Our business has significant liquidity requirements. Certain events could have a negative impact on our liquidity, which in turn could affect our ability to take advantage of potential business opportunities, respond to competitive pressures or operate our business as it currently exists, including the following:

•	termination of a major supplier’s participation on our websites;

•	decline in merchant gross bookings due to deteriorating economic conditions or other factors;

•	decline in stand-alone hotel merchant gross bookings due to a shift from the merchant model to the retail model;

•	the imposition of holdbacks or reserves by credit card processors;

•	changes to payment terms or other requirements imposed by vendors, suppliers, payment processors, consumer protection organizations, taxing authorities or regulatory agencies, such as requiring us to provide letters of credit, cash reserves, deposits or other forms of financial security or increases in such requirements; and

•	lower than anticipated operating cash flows from our operations or other unanticipated events, such as unfavorable outcomes in legal proceedings (including, in the case of hotel occupancy proceedings, certain jurisdictions’ requirements that we provide financial security or pay a deposit to the municipality in order to challenge the assessment in court).

If any of these events occurs in the future, individually or in the aggregate, they could have a material adverse effect on our results of operations, our liquidity and the value of our common stock.

We have a significant amount of indebtedness, which could limit the manner in which we operate our business.

As of the date of this prospectus supplement, we had $450.0 million of outstanding borrowings under our Amended Credit Agreement. Our substantial level of indebtedness could:

•	impair our ability to obtain additional financing or to obtain such financing on terms acceptable to us for working capital, capital expenditures, acquisitions or general corporate purposes;

•	reduce the funds available to us for potential acquisitions, capital expenditures, working capital and general corporate purposes because we are required to use a portion of our cash flows from operations to make debt service payments;

•	put us at a competitive disadvantage because we have a higher level of indebtedness than some of our competitors and reduce our flexibility in planning for, or responding to, changing conditions in the economy or our industry, including increased competition; and

•	make us more vulnerable to general economic downturns and adverse developments in our business.

The Amended Credit Agreement requires us not to exceed a maximum first lien leverage ratio. If we fail to comply with this covenant and we are unable to obtain a waiver or amendment, our lenders could accelerate the maturity of all amounts outstanding under our term loan and revolving credit facility and could proceed against the collateral securing this indebtedness. If this were to occur, there is no assurance that alternative financing would be available to us or at favorable terms.

In addition, restrictive covenants in our Amended Credit Agreement specifically limit our ability to, among other things:

•	incur additional indebtedness or enter into guarantees;

•	enter into sale and leaseback transactions;

•	make new investments, loans or acquisitions;

•	grant or incur liens on our assets;

•	sell our assets;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	engage in transactions with affiliates; and

•	make distributions or dividend payments or redeem or repurchase our capital stock.

As a result, we may operate our business differently than if we were not subject to these covenants and restrictions.

We face risks associated with online security and credit card fraud and data privacy breaches.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in our services. Substantial or ongoing security breaches, whether instigated internally or externally on our system or on other Internet-based systems, could significantly harm our business. We currently require customers to guarantee transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers.

It is possible that our security measures may not prevent security breaches and that we may be unsuccessful in implementing our remediation plan to address potential exposures. A party (whether internal, external, an affiliate or unrelated third party) that is able to circumvent our security systems could steal proprietary information or cause significant interruptions in our operations. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Security breaches could also cause customers and potential customers to lose confidence in our security, which would have a negative effect on the demand for our products and services. Additionally, certain of our third party providers, including our GDS providers, receive our customers’ credit card information in order to process transactions. If there is a security breach with respect to such third party provider that causes our customers’ credit card information to be compromised, we would face the same risks as we would to a breach on our own system, including damage to our reputation, risk of loss and litigation.

Moreover, public perception concerning security and privacy on the Internet generally could adversely affect customers’ willingness to use our websites. Publicized breaches of security affecting other companies that conduct business over the Internet could cause consumers to be reluctant to use the Internet as a means of conducting commercial transactions and therefore reduce the number of consumers using our websites to book travel.

Additionally, we may be held liable for accepting fraudulent credit cards as payment for transactions. If we are unable to control the amount of fraudulent chargebacks for which we are liable, our results of operations and financial condition may be adversely affected.

We rely on search engines and content providers, who may change their business models in ways that could have a negative impact on our business.

We use Google and other internet search engines to generate traffic to our websites, principally through the purchase of travel-related keywords. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. These changes could negatively affect the purchased or algorithmic placement of links to our websites. In addition, a significant amount of traffic is directed to our websites through our participation in pay-per-click and display advertising campaigns on search engines, meta-search sites and content properties. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Moreover, any of these providers could, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent.

We are dependent upon third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business. We rely on certain third-party computer systems, service providers and software companies, including the electronic central reservation systems and GDSs. In particular, our businesses rely on third parties to:

•	conduct searches for airfares;

•	process hotel room transactions;

•	process credit card and other payments; and

•	provide computer infrastructure critical to our business.

We currently utilize GDSs, including Worldspan, Galileo and Amadeus to process a significant portion of our bookings. In addition, we rely on a group of business process outsourcing companies located in various countries to provide us with call center and telesales services, back office administrative services such as ticketing fulfillment, hotel rate loading and quality control, information technology services, and financial services. Any interruption in these third-party services could prevent us from operating certain aspects of our business and damage our reputation. For instance, interruption or deterioration in our GDS partners’ products or services could prevent us from searching and booking airline and car rental reservations.

Our success is dependent on our ability to maintain relationships with our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business. In addition, some of our agreements with third-party service providers can be terminated by those parties on short notice and, in many cases, provide no recourse for service interruptions. A termination or disruption of these services could have a material adverse effect on our business, financial condition and results of operations.

Certain of our international subsidiaries have a history of significant operating losses and our inability to improve their scale and profitability could adversely affect our business and results of operations.

We have historically incurred significant operating losses at our international subsidiaries and may continue to experience operating losses in the future. As a result, we have made, and may continue to make, significant investments in our international operations by using a portion of the cash flow generated from our domestic operations or funds from other borrowings under our other credit facilities. There can be no assurance that our international subsidiaries will be profitable in the future or that any profits generated by them will be sufficient to recover our investments in them.

The profitability of our international subsidiaries depends to a large extent on the scale of their operations. If we fail to achieve the desired scale, we may not be able to effectively compete in the global marketplace, and our business and results of operations may be adversely affected.

Our international operations are subject to additional risks not encountered when doing business in the United States, including foreign exchange risk.

We generated 26% and 27% of our net revenue for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, from our international operations and had employees in over 20 countries. We are subject to certain risks as a result of having international operations and operations in multiple countries generally, including:

•	currency exchange rate fluctuations;

•	difficulties in staffing and managing operations due to distance, time zones, language and cultural differences, including issues associated with establishing management infrastructure in various countries;

•	differences and unexpected changes in local regulatory requirements and exposure to local economic conditions;

•	limits on our ability to enforce our intellectual property rights and increased risk of piracy;

•	preference of local populations for local providers;

•	restrictions on the repatriation of non-U.S. investments and earnings back to the United States, including withholding taxes imposed by certain foreign jurisdictions; and

•	diminished ability to legally enforce our contractual rights.

We expect that our exposure to the foregoing risks will increase as we attempt to expand our international operations. To the extent we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

Further, our international operations require us to comply with a number of U.S. and international regulations, including, among others, the Foreign Corrupt Practices Act (“FCPA”) and the U.K.’s Bribery Act 2010. Any failure by us to adopt and continue to practice appropriate compliance procedures to ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could affect our ability to compete and harm our business.

We depend upon the use of sophisticated information technologies and systems, including technologies and systems utilized for reservations, communications, procurement and administrative systems. Certain of our businesses also utilize third-party fare search solutions and GDSs or other technologies. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success depends on our ability to adapt our services and infrastructure to meet rapidly evolving industry standards while continuing to improve the performance and features of our service in response to competitive service and product offerings and the changing demands of the marketplace. In particular, we will need to commit additional financial, operational and technical resources in order to expand our systems and infrastructure to meet any potential increases in business volume.

In addition, we may not be able to maintain our existing systems, obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. We may fail to achieve the benefits anticipated or required from any new technology or system, or we may be unable to devote financial resources to new technologies and systems in the future. Furthermore, our use of this technology could be challenged by claims that we have infringed upon the patents, copyrights or other intellectual property rights of others. If any of these events occur, our business could suffer.

System interruptions and the lack of redundancy may cause us to lose customers or business opportunities.

We rely on computer and information technology systems to operate our business and process transactions. If we are unable to maintain and improve our information technology systems and infrastructure, we may experience system interruptions. System interruptions and slow delivery times, unreliable service levels, prolonged or frequent service outages or insufficient capacity in our systems or the systems of the third parties on which we rely may prevent us from efficiently providing services to our customers, which could result in our losing customers and revenue or incurring liabilities. In addition to the risks associated with inadequate maintenance or upgrading, our information technologies and systems are vulnerable to damage or interruption from various causes, including:

•	power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events;

•	computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security;

•	the failure of third-party systems or services that we rely upon to maintain our own operations; and

•	natural disasters, war and acts of terrorism.

We do not have backup systems for certain critical aspects of our operations. For example, if we were unable to connect to certain third-party systems, such as GDSs, due to failure of our systems, our ability to process bookings could be significantly or completely impaired. Many other systems are not fully redundant, and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate for losses from a major interruption, and remediation may be costly and have a material adverse effect on our operating results and financial condition. Any extended interruption in our technologies or systems could significantly curtail our ability to conduct our businesses and generate revenue.

Our businesses are regulated and any failure to comply with applicable regulations or any changes in those regulations could adversely affect us.

We operate in a regulated industry both in the United States and internationally. Our business, financial condition and results of operations could be adversely affected by unfavorable changes in or the enactment of new laws, rules and regulations applicable to us, which could decrease demand for our products and services, increase costs or subject us to additional liabilities. Moreover, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, these regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations. In addition, the various regulatory regimes to which we are subject may conflict so that compliance with the regulatory requirements in one jurisdiction may create regulatory issues in another.

Because we process, store and use customer information, we are subject to additional risks as a result of governmental regulation and conflicting legal requirements regarding customer information. In the processing of customer transactions, we receive and store a large volume of personally identifiable information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. This legislation and regulation is generally intended to protect the privacy and security of personal information, including credit card information that is collected, processed and transmitted in or from the governing jurisdiction. If domestic or international legislation or regulations are expanded to require changes in our business practices, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, we could be adversely affected. Travel companies have also been subjected to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of passenger information. As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of travel data. These and other privacy concerns could adversely impact our business, financial condition and results of operations.

Our business is also subject to laws and regulations relating to our revenue generating and marketing activities, including those prohibiting unfair and deceptive advertising or practices. Our travel services are subject to regulation and laws governing the offer of travel products and services, including laws requiring us to register as a “seller of travel” in various jurisdictions and to comply with certain disclosure requirements. As an OTC that offers customers the ability to book air travel in the United States, we are also subject to regulation by the Department of Transportation, which has authority to enforce economic regulations and may assess civil penalties or challenge our operating authority.

We are involved in various legal proceedings and may experience unfavorable outcomes, which could affect our financial position.

We are involved in various legal proceedings, including, but not limited to, actions relating to intellectual property, in particular patent infringement claims against us, tax disputes throughout the United States, antitrust, employment law and other negligence, breach of contract and fraud claims, which involve claims, in the aggregate, for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions is both time consuming and expensive. In addition, historically, our insurers have reimbursed us for a significant portion of costs we incurred to defend cases related to use or occupancy tax of hotel accommodations that some states and localities impose (“hotel occupancy tax”). We will not receive any additional insurance reimbursements in future periods as our insurance coverage has now been exhausted. Litigation is inherently unpredictable and unfavorable resolutions could occur. While we generally cannot estimate our range of loss, except for tax matters, if any of these legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

For additional information, see “Legal Proceedings” and note 6 to our condensed consolidated financial statements in our Form 10-Q for the quarter ended March 31, 2014 and “Legal Proceedings” and note 9 to our consolidated financial statements in our Form 10-K for the year ended December 31, 2013, in each case incorporated by reference herein. In addition, related to our ongoing matters involving the State of Hawaii, in the second quarter of 2014 the Hawaii Department of Taxation issued “proposed assessments” totaling $14.6 million for the 2013 taxable year, which are not final, and are subject to further review by the taxing authority, and are not based on historical transaction data.

We may not be effectively protecting our intellectual property, which would allow competitors to duplicate our products and services. This could make it more difficult for us to compete with them.

Our success and ability to compete depend, in part, upon our technology and other intellectual property, including our brands. Among our significant assets are our software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. However, we have a limited number of patents, and our software and related documentation are protected principally under trade secret and copyright laws, which afford only limited protection, and the laws of some jurisdictions provide less protection for our proprietary rights than the laws of the United States. We have granted Travelport an exclusive license to our supplier link technology, including our patents related to that technology. Under the exclusive license, Travelport has the first right to enforce those patents, and so we will only be able to bring actions to enforce those patents if Travelport declines to do so. Unauthorized use and misuse of our intellectual property could have a material adverse effect on our business, financial condition and results of operations, and the legal remedies available to us may not adequately compensate us for the damages caused by unauthorized use.

Further, intellectual property challenges have been increasingly brought against members of the travel industry. These legal actions have in the past, and might in the future, result in substantial costs and diversion of resources and management attention. In addition, we may need to take legal action in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, and these enforcement actions could result in the invalidation or other impairment of intellectual property rights we assert.

Our ability to attract, train and retain executives and other qualified employees is critical to our results of operations and future growth.

We depend substantially on the continued services and performance of our key executives, senior management and skilled personnel, particularly our professionals with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time. The specialized skills we require can be difficult and time-consuming to acquire and, as a result, these skills are often in short supply. A significant period of time and expense may be required to hire and train replacement personnel when skilled personnel depart the Company. Our inability to hire, train and retain a sufficient number of qualified employees could materially hinder our business by, for example, delaying our ability to bring new products and services to market or impairing the success of our operations or prospects for future growth.

We have granted Travelport perpetual licenses to use certain of our intellectual property, which could facilitate Travelport’s ability to compete with us.

We are party to a Master License Agreement with Travelport under which we and Travelport each have rights to use certain of the other’s intellectual property. The Master License Agreement permits Travelport and its affiliates to use and, in some cases, to sublicense to third parties certain of our intellectual property, including:

•	our supplier link technology;

•	portions of ebookers’ booking, search and vacation package technologies;

•	certain of our products and online booking tools for corporate travel;

•	portions of our private label vacation package technology; and

•	our extranet supplier connectivity functionality.

Travelport and its affiliates may use these technologies as part of, or in support of, their own products or services, including in some cases to compete directly with us.

The Master License Agreement permits Travelport to sublicense our intellectual property (other than our supplier link technology) to a party that is not an affiliate of Travelport, except that Travelport may not sublicense our intellectual property to a third party for a use that competes with our business, unless Travelport incorporates or uses our intellectual property with Travelport products or services to enhance or improve Travelport products or services (other than to provide our intellectual property to third parties on a stand-alone basis). Travelport and its affiliates are permitted to use our intellectual property to provide their own products and services to third parties that compete with us. With respect to our supplier link technology, Travelport has an unrestricted license. These Travelport rights could facilitate Travelport’s, its affiliates’ and third parties’ ability to compete with us, which could have a material adverse effect on our business, financial condition and operating results.

Our business and financial performance could be negatively impacted by adverse tax events.

New sales, use, occupancy or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Such enactments could adversely affect our domestic and international business operations and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fees, penalties and/or interest for past amounts deemed to be due. In addition, our revenue may decline because we may have to charge more for our products and services.

New, changed, modified or newly interpreted or applied tax laws could also increase our compliance, operating and other costs, as well as the costs of our products or services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.

We and other providers of travel in the online travel industry are currently subject to various lawsuits related to hotel occupancy tax in numerous jurisdictions in the United States, and other jurisdictions may be considering similar lawsuits. An adverse ruling in the existing hotel occupancy tax cases could require us to pay tax retroactively and prospectively, and possibly penalties, interest and/or fees. We have also been contacted by several municipalities or other taxing bodies concerning our possible obligation with respect to local hotel occupancy or related taxes, and certain municipalities have begun audit proceedings and some have issued assessments against us. If we are found to be subject to the hotel occupancy tax ordinance by a taxing authority and we appeal the decision in court, certain jurisdictions may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court. The proliferation of new hotel occupancy tax cases or audit proceedings could result in substantial additional defense costs. These events could also adversely impact our business and financial performance.

Risks Related to our Common Stock and this Offering

The large number of shares eligible for public sale in the near future could depress the market price of our common stock.

The market price of our common stock could decline significantly as a result of the sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market for our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, our directors and executive officers and the selling stockholder in this offering, who collectively hold approximately 20.4% of our outstanding common stock (excluding the shares offered hereby), have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock during the period beginning on the date of this prospectus supplement and ending on the date that is 90 days (subject to extension) after the date of the prospectus supplement (the “Lock-Up Period”) without the consent of Credit Suisse Securities (USA) LLC. See “Underwriting.” After the expiration of the Lock-Up Period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. After giving effect to this offering (assuming 34,000,000 shares are sold in this offering), Travelport will have an additional 5,782,697 shares registered for resale on the registration statement relating to this offering. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our stock.

Our Certificate of Incorporation and amended and restated by-laws, as amended (“By-Laws”), contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our Board of Directors. See “Description of Capital Stock—Certain Certificate of Incorporation and By-Laws Provisions.” These provisions include:

•	a classified Board of Directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors;

•	the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	the ability of our Board of Directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the inability of our stockholders to take action by unanimous written consent in lieu of an annual or special meeting; and

•	limitations on the ability of our stockholders to call special meetings.

While we have expressly elected not to be governed by the “business combination” provisions of Section 203 of the Delaware General Corporation Law (as amended, the “DGCL”), we may in the future be subject to such anti-takeover provisions. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change in control of us. An “interested stockholder” is, generally, a stockholder who owns 15% or more of our outstanding voting stock or an affiliate of ours who has owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the DGCL. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock —Certain Certificate of Incorporation and By-Laws Provisions.”

If we issue additional securities to raise capital, it may have a dilutive effect on your investment.

If we raise additional capital through further issuances of equity or convertible debt securities, including pursuant to the registration related to this offering, our existing stockholders could suffer significant dilution in their percentage ownership of us. Moreover, any new equity securities (other than common stock) we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

If securities analysts do not publish research or reports about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading price for our common stock is influenced by research or reports that industry or financial analysts publish about us and our business, our industry, or OTCs in general. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

We do not intend to pay dividends for the foreseeable future.

We did not declare or pay any cash dividends on our common stock during the years ended December 31, 2013 and 2012, and we do not intend to in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any gains on their investments for the foreseeable future.

Our stock price may be volatile, and you may not be able to resell your shares at or above the public offering price.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. Since January 1, 2013 through the date of this prospectus supplement, the sale price of our common stock has ranged from $2.60 to $13.26. The trading price of our common stock following this offering may continue to fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in market valuations of similar companies;

•	changes in our contractual relationship with a GDS, an airline, hotel chain or any other significant party;

•	changes in recommendations by securities analysts who follow our common stock;

•	success of competitive products or services;

•	changes in our guidance or capital structure, such as future issuances of debt or equity securities;

•	announcements by us, our competitors or our clients of significant contracts, acquisitions, strategic alliances or capital commitments;

•	loss of one or more significant clients or strategic alliances;

•	changes in laws or regulations relating to our business;

•	litigation involving our company, our industry or both;

•	changes in general economic, industry and market conditions;

•	changes in our relationship with Travelport;

•	investors’ general perception of us; and

•	additions or departures of key employees.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

USE OF PROCEEDS

The selling stockholder is selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriter’s option. See “Selling Stockholder.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the New York Stock Exchange under the symbol “OWW” since it began trading on July 20, 2007. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on the New York Stock Exchange.

Fiscal Year 2012	High	Low
First Quarter	$4.15	$2.91
Second Quarter	4.24	3.00
Third Quarter	4.75	2.33
Fourth Quarter	2.80	2.07

Fiscal Year 2013	High	Low
First Quarter	$5.99	$2.60
Second Quarter	8.75	5.45
Third Quarter	13.26	8.05
Fourth Quarter	9.86	6.40

Fiscal Year 2014	High	Low
First Quarter	$9.96	$6.72
Second Quarter	9.00	6.49
Third Quarter (through July 15, 2014)	9.33	8.56

On July 15, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $8.85. As of July 15, 2014, there were approximately 40 holders of record of our common stock. Several brokerage firms, banks and other institutions (“nominees”) are listed once on the stockholders of record listing. However, in most cases, the nominees’ holdings represent blocks of our common stock held in brokerage accounts for a number of individual stockholders. Accordingly, the number of beneficial owners of our stock is higher than the number of registered stockholders of record.

DIVIDEND POLICY

We did not declare or pay any cash dividends on our common stock during the years ended December 31, 2013 and 2012, and we do not intend to in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors, and will depend on several factors, including our financial condition, results of operations, capital requirements, restrictions contained in existing and future financing instruments and other factors that our Board of Directors may deem relevant.

SELLING STOCKHOLDER

The following information supplements the information set forth under the caption “Selling Security Holder” in the accompanying prospectus to reflect the 34,000,000 shares of our common stock being offered by the selling stockholder in this offering and the grant by the selling stockholder to the underwriter of an option for a period of 30 days from the date of this prospectus supplement to purchase up to 5,000,000 additional shares of our common stock. The information is based on information provided by the selling stockholder to us and is as of the date of this prospectus supplement. The percentage of shares beneficially owned by the selling stockholder is based on 110,241,787 shares of our common stock outstanding as of July 10, 2014.

	Beneficial Ownership Prior to the Offering(1)		Number of Shares Offered	Beneficial Ownership After the Offering(1)(2)		Number of Shares to be Sold if Underwriter’s Option is Exercised in Full	Beneficial Ownership After the Offering if Underwriter’s Option is Exercised in Full(1)(2)
Name	Number	Percentage		Number	Percentage		Number	Percentage

TDS Investor (Luxembourg) S.à r.l.(3)	39,782,697	36.1%	34,000,000	5,782,697	5.2%	39,000,000	782,697	0.7%

(1)	The percentage of shares beneficially owned is based on 110,241,787 shares of common stock outstanding as of July 10, 2014.
(2)	We have assumed all shares of common stock offered by the selling stockholder under this prospectus supplement have been sold and that no additional shares have been acquired by the selling stockholder.
(3)	The total number of shares owned is based on (i) an Amendment No. 3 to Schedule 13D filed by TDS Investor (Luxembourg) S.à r.l. (“TDS Luxco”) on May 29, 2014 for 39,915,976 shares and (ii) a Form 4 filed on July 3, 2013, a Form 4 filed on December 23, 2013 and a Form 4 filed on June 16, 2014 evidencing an aggregate delivery of 128,773, 147,670 and 133,279 shares, respectively, to certain members of Travelport management. Waltonville Limited, a Gibraltar corporation (“Waltonville”), is the sole member of TDS Luxco. Travelport Limited, a Bermuda exempted company (“Travelport”), is the sole shareholder of Waltonville. Travelport Holdings Limited, a Bermuda exempted company (“Holdings”), is the sole shareholder of Travelport. Travelport Worldwide Limited, a Bermuda exempted company (“Worldwide”), is the sole shareholder of Holdings. Each of Waltonville, Travelport, Holdings and Worldwide may be deemed to be indirect beneficial owners of these shares because of the aforementioned relationships between the parties. In addition, Waltonville, Travelport, Holdings and Worldwide may be deemed to have shared voting and dispositive power with respect to these shares. The business mailing address for each of TDS Luxco, Waltonville, Travelport, Holdings and Worldwide is 300 Galleria Parkway, Atlanta, Georgia 30339.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 140,000,100 shares of stock, of which: (i) 140,000,000 shares are designated as common stock, par value $0.01 per share; and (ii) 100 shares are designated as preferred stock, par value $0.01 per share. As of July 10, 2014, there were 110,241,787 shares of common stock outstanding and no shares of preferred stock outstanding. A description of the material terms and provisions of our Certificate of Incorporation affecting the relative rights of the common stock and any preferred stock is set forth below.

We entered into a Separation Agreement with Travelport at the time of our initial public offering in July 2007 that provided the general terms for the separation of our respective businesses. This agreement was amended on May 5, 2008, January 23, 2009 and May 9, 2013. References to the Separation Agreement below refer to the Separation Agreement, as amended.

Common Stock

Voting Rights

Except as otherwise expressly required by law or provided in our Certificate of Incorporation, and subject to any voting rights provided to holders of preferred stock at any time outstanding, the holders of any outstanding shares of common stock shall vote together as a single class on all matters with respect to which stockholders are entitled to vote under applicable law or our Certificate of Incorporation, or upon which a vote of stockholders is otherwise duly called for by Orbitz. At each annual or special meeting of stockholders, each holder of record of shares of common stock on the relevant record date is entitled to cast one vote in person or by proxy for each share of common stock standing in such holder’s name on the stock transfer records of Orbitz. Holders of shares of common stock have no cumulative voting rights.

Dividends

We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, may require the consent of Travelport and will depend on several factors, including our financial condition, results of operations, capital requirements, restrictions contained in existing and future financing instruments and other factors that our board of directors may deem relevant.

Subject to the rights of the holders of preferred stock at any time outstanding, and subject to any other provisions of our Certificate of Incorporation, holders of shares of common stock are entitled to receive such dividends and other distributions in cash, stock or property of Orbitz when, as and if declared thereon by our board of directors from time to time out of assets or funds of Orbitz legally available therefor.

Registration Rights

The Separation Agreement provides that any member of the “Travelport Affiliated Group” can demand that we register the resale of our common stock held by such member and persons or entities that acquire or otherwise receive from such member common stock that is subject to these registration rights. In addition, the Travelport Affiliated Group has certain “piggyback” registration rights that would allow any member of the Travelport Affiliated Group to include its shares in any future registrations of our common stock, whether that registration relates to a primary offering by us or a secondary offering by or on behalf of other stockholders.

Equity Purchase Rights

The Separation Agreement provides that, so long as the members of the Travelport Affiliated Group beneficially own in the aggregate at least 50% of the combined voting power of all our outstanding voting securities, then such members may purchase their pro rata share, based on their then-current percentage equity interest in us, of any voting equity securities issued by us, excluding any securities issued under employee stock options or other benefit plans, dividend reinvestment plans and certain other offerings other than for cash. As of April 15, 2013, the Travelport Affiliated Group no longer beneficially owns in excess of 50% of our outstanding common stock.

Other Rights

In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of Orbitz, the holders of shares of common stock are entitled to receive their ratable share of the assets and funds of Orbitz available for distribution after payments to creditors and to the holders of preferred stock at the time outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without any further vote or action by the stockholders, to issue 100 shares of preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each series.

Certain Certificate of Incorporation and By-Laws Provisions

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL. Section 203 prohibits a person who acquires more than 15% of all classes of our outstanding voting stock without the approval of our board of directors from merging or combining with us for a period of three years, subject to certain exceptions.

Classified Board of Directors

Our By-laws provide for a classified Board in which our directors are divided into three classes, designated as Class I, Class II and Class III, with three-year staggered terms.

Director Vacancies

Our By-laws provide for the exclusive right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our By-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Stockholder Action by Written Consents

Our Certificate of Incorporation does not permit stockholders to take action by unanimous written consent in lieu of an annual or special meeting.

Limits on Special Meetings

Our Certificate of Incorporation provides that special meetings of stockholders may only be called by:

•	the chairman of our board of directors;

•	the chief executive officer;

•	the president;

•	the secretary; and

•	our board of directors or a committee of our board of directors whose powers and authority include the power to call such meetings.

Corporate Opportunities and Interested Directors

Our Certificate of Incorporation provides that, subject to any contractual provision to the contrary, Travelport will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	deciding to prevent us from utilizing any or all capacity under Travelport’s debt instruments or agreements that regulate the ability of Travelport and its restricted subsidiaries to take certain actions including, but not limited to, debt incurrence, asset sales and other transactions;

•	any decision or action by Travelport to assert or enforce its rights under any agreement or contract with us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our Certificate of Incorporation, neither Travelport nor any officer or director of Travelport will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our Certificate of Incorporation provides that Travelport is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Travelport and us, and Travelport will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Travelport pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Travelport learns of a potential transaction or matter that may be a corporate opportunity for both us and Travelport, our Certificate of Incorporation provides that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Travelport’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our Certificate of Incorporation; and

•	will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our Certificate of Incorporation, if he or she acts in good faith in a manner consistent with the following policy:

•	a corporate opportunity offered to any of our officers who is also a director but not an officer of Travelport will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Travelport, in which case that opportunity will belong to Travelport;

•	a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Travelport will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Travelport; and

•	a corporate opportunity offered to any of our officers who is also an officer of Travelport will belong to Travelport, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of our Certificate of Incorporation, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Travelport or its officers or directors will be brought into conflict with our self-interest.

Our Certificate of Incorporation also provides that no contract, agreement, arrangement or transaction between us and Travelport will be void or voidable solely for the reason that Travelport is a party to such agreement or by reason of the execution of any contract or agreement by an officer or director of Travelport who is also an officer or director of ours, and Travelport:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction,

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangement or transaction,

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our Certificate of Incorporation, and

•	will be deemed not to have breached its duties of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our Certificate of Incorporation,

if:

•	the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board of directors that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•	the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock then outstanding not owned by Travelport or a related entity; or

•	the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to us.

Our Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have consented to these provisions of our Certificate of Incorporation.

Until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the affirmative vote of the holders of at least 66 2⁄3% of the votes entitled to be cast is required to alter, amend or repeal or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above. After giving effect to this offering (assuming 34,000,000 shares are sold in this offering), Travelport will no longer beneficially own in excess of 33 1⁄3% or more of our outstanding common stock.

Provisions Relating to Control by Travelport

Our Certificate of Incorporation provides that until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the prior consent of Travelport will be required for the following actions:

•	any consolidation or merger of us or any of our subsidiaries with any person, other than a wholly owned subsidiary;

•	any sale, lease, exchange or other disposition or any acquisition or investment by us, or any of our subsidiaries or any series of related dispositions or acquisitions, subject to certain exceptions including those for which we give Travelport at least 15 days prior written notice and which involve consideration not in excess of $15 million in fair market value, and (1) any disposition of cash equivalents or investment grade securities or obsolete or worn out equipment and (2) the lease, assignment or sublease of any real or personal property, in each case, in the ordinary course of business;

•	any change in our authorized capital stock or creation of any class or series of our capital stock;

•	the issuance or sale by us or any of our subsidiaries of any shares of capital sock or other equity securities or the adoption of any equity incentive plan, except for (1) the issuance of shares of capital stock by us or any of our subsidiaries to Travelport or another restricted subsidiary of Travelport and (2) the issuance by us of capital stock under our equity incentive plans in the ordinary course in an amount not to exceed $15 million in fair market value annually;

•	the amendment of various provisions of our Certificate of Incorporation and By-laws;

•	the declaration of dividends on any class or series of our capital stock;

•	the authorization of any class or series of preferred stock;

•	the creation, incurrence, assumption or guaranty by us or any of our subsidiaries of any indebtedness for borrowed money, except for (1) up to $675 million of indebtedness at any time outstanding under our credit agreement and (2) up to $25 million of other indebtedness so long as we give Travelport at least 15 days prior written notice of the incurrence thereof;

•	the creation, existence or effectiveness of any consensual encumbrance or consensual restriction by us or any of our subsidiaries on (1) payment of dividends or other distributions, (2) payment of indebtedness, (3) the making of loans or advances and (4) the sale, lease or transfer of any properties or assets, in each case, to Travelport or any of its restricted subsidiaries;

•	any change in the number of directors on our board of directors, the establishment of any committee of our board of directors, the nomination of the members of our board of directors or any committee of our board of directors, and the filling of newly created memberships and vacancies on our board of directors or any committee of our board of directors; and

•	any transactions by us or any of our subsidiaries with affiliates involving aggregate payments or consideration in excess of $10 million, except (1) transactions between or among Travelport or any of its restricted subsidiaries; (2) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of Travelport, any of its direct or indirect parent companies or any of its restricted subsidiaries; (3) any agreement as in effect on the date of the consummation of our initial public offering and (4) investments by The Blackstone Group and certain of its affiliates in our or our subsidiaries’ securities so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

After giving effect to this offering (assuming 34,000,000 shares are sold in this offering), Travelport will no longer beneficially own at least 33 1⁄3% of our outstanding common stock.

Provisions Relating to Regulatory Status

Our Certificate of Incorporation provides that, without the written consent of Travelport, we will not take any action that would result in:

•	Travelport’s being required to file any document with, register with, obtain the authorization of, or otherwise become subject to any rules, regulations or other legal restrictions of any governmental, administrative or regulatory authority, or

•	any of our directors who is also a director or officer of Travelport being ineligible to serve or prohibited from serving as our director under applicable law.

Our Certificate of Incorporation further provides that Travelport will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Travelport gives or withholds any such consent for any reason.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amount after a Non-U.S. Holder’s adjusted tax basis is reduced to zero will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on our common stock and, with respect to sales or other dispositions of such stock on or after January 1, 2017, the payments of gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated July 17, 2014, the selling stockholder has agreed to sell to Credit Suisse Securities (USA) LLC (“Credit Suisse”) all 34,000,000 shares of common stock offered hereby.

The underwriting agreement provides that Credit Suisse is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by Credit Suisse’s option described below.

The selling stockholder has granted to Credit Suisse a 30-day option to purchase up to 5,000,000 additional outstanding shares at $8.04 per share.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling shares of common stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriter purchases shares and the price at which the underwriter resells such shares may be deemed underwriting compensation.

We estimate that the total expenses that we will pay in connection with this offering will be approximately $325,000, whether or not the underwriter decides to exercise its option to purchase additional shares in full.

We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of shares of our common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our common stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to our common stock, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse, for a period of 90 days after the date of this prospectus supplement (the “Lock-Up Period”), except (A) the shares of our common stock to be sold pursuant to the current offering, (B) grants of employee stock options, restricted stock units or performance-based restricted stock units authorized for issuance pursuant to the terms of a plan in effect on the date hereof, (C) issuances of our common stock pursuant to the exercise of such options and the vesting and settlement of restricted stock units and performance-based restricted stock units, and the filing of a Registration Statement on Form S-8 in connection therewith, or (D) issuances of our common stock pursuant to the exercise of any other employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the initial Lock-Up Period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial Lock-Up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in either case the expiration of the initial Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse waives, in writing, such an extension.

The selling stockholder has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse, during the Lock-Up Period. In addition, the selling stockholder has agreed that it will not, without the prior written consent of Credit Suisse, make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock during the Lock-Up Period.

The restrictions described in the immediately preceding paragraph do not apply to:

(i)	any shares of our common stock acquired by the selling stockholder in the open market;

(ii)	transfers of shares of our common stock as a bona fide gift or gifts;

(iii)	transfers by will, other testamentary document or intestate succession; provided that no filing or any public announcement by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period);

(iv)	transfers to the general or limited partners, members, stockholders or wholly owned subsidiaries of the selling stockholder; provided, in the case of clause (ii) and this clause (iv), the transferee agrees to be bound in writing by the above restrictions prior to such transfer, such transfer shall not involve a disposition for value and no filing or any public announcement by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period);

(v)	transfers of shares of our common stock pursuant to the 2013 Long-Term Management Incentive Plan of Travelport or any other equity plan of the selling stockholder, its subsidiaries or its direct or indirect parent companies in effect on the date hereof; provided that, if any such transfer is reported on a Form 4 under Section 16(a) of the Exchange Act, the selling stockholder shall cause such Form 4 to include a statement that (a) such transfer relates to the disposition of shares of our common stock in connection with such 2013 Long-Term Management Incentive Plan or such other equity plan and (b) no shares of our common stock were sold on the open market;

(vi)	any shares of our common stock to be sold by the selling stockholder to the underwriter pursuant to the underwriting agreement described above;

(vii)	any transfer of shares of our common stock by the selling stockholder pursuant to a bona fide third-party tender offer; provided that such offer is made to all holders of our common stock and is for all of the outstanding shares of our common stock and, in the event that such transaction is not completed, the shares of our common stock owned by the selling stockholder shall remain subject to the restrictions above and title to such shares shall remain with the selling stockholder;

(viii)	any transfer of substantially all of the shares of our common stock owned by the selling stockholder pursuant to a merger, consolidation or other similar transaction involving a change of control of Orbitz; provided that in the event that such transaction is not completed, the shares of our common stock owned by the selling stockholder shall remain subject to the restrictions above and title to such shares shall remain with the selling stockholder; or

(ix)

any offer, sale, contract to sell, pledge or other disposition of any shares of our common stock, directly or indirectly, so long as such transaction is not underwritten and the distributee or transferee enters into, with the selling stockholder, a lock-up agreement containing restrictions similar to those above for a period not less than 90 days from the closing of such transaction (and the selling stockholder has agreed not to waive such lock-up agreement without the written consent of Credit Suisse); provided that, in the event that such transaction is not completed, the shares of our common stock owned by the selling stockholder shall remain subject to the restrictions above and title to such shares shall remain with the selling stockholder.

In addition, in connection with our public offering of common stock completed on May 29, 2014, the selling stockholder, among others, entered into a substantially similar lock-up covering the shares being sold in this offering (the “Prior Lock-Up Agreement”). Credit Suisse may, in its discretion, release any of the securities subject to this Prior Lock-Up Agreement at any time. For the purposes of this offering, Credit Suisse intends to partially release the restrictions under this Prior Lock-Up Agreement with respect to the shares of common stock being sold by the selling stockholder in this offering, such waiver becoming effective on the date of this prospectus.

Each of our directors and executive officers has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse, during the Lock-Up Period. In addition, the each of our directors and executive officers has agreed that they will not, without the prior written consent of Credit Suisse, make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock during the Lock-Up Period.

The restrictions described in the immediately preceding paragraph do not apply to:

(i)	any shares of our common stock acquired by such director or executive officer in the open market;

(ii)	transfers of shares of our common stock as a bona fide gift or gifts;

(iii)	transfers by will, other testamentary document or intestate succession; provided that no filing or any public announcement by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period);

(iv)	any transfer of shares of our common stock to a family member or partner (if a partnership) or member (if a limited liability company) or to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of such director or executive officer or such director’s or executive officer’s family member; provided, in the case of clause (ii) and this clause (iv), the transferee agrees to be bound in writing by the terms of the above restrictions prior to such transfer, such transfer shall not involve a disposition for value and no filing or any public announcement by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period);

(v)	sales pursuant to trading plans under Rule 10b5-1 of the Exchange Act existing on the date hereof (and any exercise of previously-awarded options or vesting and settlement of previously-awarded restricted stock units or performance-based restricted stock units in connection therewith); provided that if such director or executive officer reports any such sale on a Form 4 under Section 16(a) of the Exchange Act, such director or executive officer shall cause such Form 4 to include a statement that such sale (and any exercise of previously-awarded options or vesting and settlement of previously-awarded restricted stock units or performance-based restricted stock units in connection therewith) was effected pursuant to a Rule 10b5-1 trading plan;

(vi)	the establishment of any new trading plan pursuant to Rule 10b5-1 under the Exchange Act relating to sales by such director or executive officer of shares of our common stock, if then permitted by us;

provided that the shares of our common stock subject to such plan may not be sold until after the expiration of the Lock-Up Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made during the Lock-Up Period; provided, however, that, with respect to the Company’s directors, sales may be made during the Lock-Up Period pursuant to such a plan but only to the extent necessary to cover such director’s tax withholding obligations in connection with the vesting of deferred restricted stock units; and, provided, further, that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such sale (other than any filing on Form 4 under Section 16(a) of the Exchange Act so long as such filing includes a footnote or other disclosure that expressly states that such disposition is a sale to satisfy tax withholding obligations in connection with the vesting of previously-awarded deferred restricted stock units); or

(vii)	(a) the vesting and settlement of restricted stock units or performance-based restricted stock units, (b) the exercise, in accordance with their terms, of options outstanding on the date hereof that would expire during the Lock-Up Period and (c) the transfer to us, in a transaction exempt from Section 16(b) of the Exchange Act, of any such securities on a “cashless” or “net exercise” basis or to cover the tax withholding obligations of such director or executive officer in connection with such vesting and settlement or exercise; provided that, in the case of clauses (a), (b) and (c), the securities received upon such vesting and settlement or exercise will also be subject to the above restrictions and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such vesting and settlement or exercise (other than any filing on Form 4 under Section 16(a) of the Exchange Act under transaction code “M” and/or “F” so long as such filing includes a footnote or other disclosure that expressly states that such disposition (x) in the case of an option exercise pursuant to clause (b), relates to the exercise of a stock option pursuant to an employee benefit plan, that no shares of our common stock were sold by the reporting person and that any shares of our common stock received are subject to a lock-up agreement with the underwriter; and/or (y) in the case of clause (c), is a transfer to us in order to satisfy cashless exercise and/or tax withholding obligations in connection with the vesting of previously-awarded restricted stock units or performance-based restricted stock units or the exercise of previously-awarded options, as applicable).

We and the selling stockholder have agreed to indemnify Credit Suisse against liabilities under the Securities Act, or contribute to payments that Credit Suisse may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “OWW”.

Credit Suisse and its respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Credit Suisse and its affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. In particular, Credit Suisse acted as underwriter in connection with our initial public offering and our offering of common stock completed on May 29, 2014. Credit Suisse AG, the banking affiliate of Credit Suisse, is administrative agent and collateral agent under the Amended Credit Agreement and is a lender in connection with the facilities under the Amended Credit Agreement.

In addition, in the ordinary course of their business activities, Credit Suisse and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Credit Suisse and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they hold, long and/or short positions in such securities and instruments.

Credit Suisse or its respective affiliates (1) are lenders to the selling stockholder, (2) hold debt or equity securities of the selling stockholder in the ordinary course of their business activities and/or (3) have in the past performed, and may in the future perform, various financial advisory services for the selling stockholder.

In connection with the offering Credit Suisse may engage in stabilizing transactions, short sale transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A syndicate short position is created when the underwriter sells shares in excess of the number of shares the underwriter is obligated to purchase. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares sold by the underwriter is not greater than the number of shares that it may purchase in the underwriter’s option. In a naked short position, the number of shares involved is greater than the number of shares in the option. The underwriter may close out any covered short position by either exercising their option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option. If the underwriter sells more shares than could be covered by the option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by Credit Suisse, or selling group members, if any, participating in this offering and Credit Suisse may distribute prospectuses electronically. Credit Suisse may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by Credit Suisse and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), our common shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common shares may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. The underwriter has been represented by Cravath, Swaine  & Moore LLP, New York, New York.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from Orbitz Worldwide, Inc.’s Annual Report on Form 10-K as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended. Pursuant to the SEC rules, this prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information in such registration statement. You may read or obtain a copy of the accompanying prospectus and the registration statement, including exhibits, from the SEC in the manner described above.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat this information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 6, 2014 (including portions of Orbitz Worldwide’s definitive proxy statement for Orbitz Worldwide’s 2014 annual meeting of shareholders incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 5, 2014; and

•	our Current Reports on Form 8-K filed with the SEC on April 14, 2014, April 16, 2014, May 23, 2014, June 13, 2014 and June 24, 2014.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus

You may request a free copy of any of the documents incorporated by reference in this prospectus supplement by writing to us or telephoning us at the address and telephone number set forth below.

Orbitz Worldwide, Inc.

Attn: Investor Relations

500 W. Madison St., Suite 1000

Chicago, Illinois 60661

(312) 894-5000

You may also access all of the documents above and incorporated by reference into this prospectus supplement and the accompanying prospectus free of charge at our website www.orbitz.com. The reference to our website does not constitute incorporation by reference of the information contained on such website.

PROSPECTUS

ORBITZ WORLDWIDE, INC.

$750,000,000

Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants and Units

We may offer from time to time common stock, preferred stock, depositary shares, debt securities, warrants or units. We may offer the securities separately or together, in one or more series or classes and in amounts, at prices and on terms described in one or more offerings. The selling security holder may offer from time to time common stock in amounts, at prices and on terms described in one or more offerings.

Our common stock is listed on the New York Stock Exchange under the trading symbol “OWW.”

We will provide the specific terms of the securities in supplements to this prospectus.

We urge you to carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, before you make your investment decision.

Investing in these securities involves certain risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated by reference herein, as well as in any other recently filed quarterly or current reports and, if any, in the relevant prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2014

Neither we nor the selling security holder have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling security holder take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the selling security holder are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “Orbitz Worldwide,” “the Company,” “we,” “us” and “our” refer to Orbitz Worldwide, Inc. and its subsidiaries, except where the context otherwise requires or indicates.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we or the selling security holder may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or the selling security holder may offer. Each time we or the selling security holder sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

ORBITZ WORLDWIDE, INC.

We are a leading global online travel company that uses innovative technology to enable leisure and business travelers to search, plan and book a broad range of travel products and services. Our brand portfolio includes Orbitz and CheapTickets in the Americas; ebookers in Europe; and HotelClub and RatesToGo based in Australia, which have operations globally. We also own and operate Orbitz for Business, which delivers managed corporate travel solutions for corporations, and Orbitz Worldwide Distribution group (Orbitz Partner Network), which delivers private label travel solutions to a broad range of partners. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, travel insurance and destination services such as ground transportation, event tickets and tours.

Our principal executive offices are located at 500 W. Madison Street, Suite 1000, Chicago, Illinois 60661, and our telephone number is (312) 894-5000. Our corporate website address is http://corp.orbitz.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from any sale of securities by the selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the last five fiscal years and for the nine months ended September 30, 2013 is set forth below.

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Ratio of earnings to fixed charges (a)	N/A	N/A	N/A	N/A	N/A	N/A

(a)	The ratio of earnings to fixed charges was less than 1:1 for each period presented above. The Company would have needed additional earnings of $5 million, $298 million, $35 million, $55 million, $327 million, and $301 million for the nine months ended September 30, 2013, the year ended December 31, 2012, the year ended December 31, 2011, the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, respectively, to achieve coverage of 1:1.

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. For this purpose, earnings consist of income before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of loan costs and estimated interest within rental expense.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Orbitz Worldwide or the selling security holder may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the capital stock of Orbitz Worldwide is not meant to be complete and is qualified in its entirety by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our certificate of incorporation and by-laws, and any amendments thereto. Copies of our certificate of incorporation and by-laws, and any amendments thereto, are incorporated herein by reference and will be sent to you at no charge upon request. See “Where You Can Find More Information” below.

General

Our authorized capital stock consists of 140,000,100 shares of stock, of which: (i) 140,000,000 shares are designated as common stock, par value $0.01 per share; and (ii) 100 shares are designated as preferred stock, par value $0.01 per share. As of January 27, 2014, there were 108,375,068 shares of common stock outstanding and no shares of preferred stock outstanding. A description of the material terms and provisions of our certificate of incorporation affecting the relative rights of the common stock and any preferred stock is set forth below.

We entered into a Separation Agreement with Travelport Limited (“Travelport”) at the time of our initial public offering in July 2007 that provided the general terms for the separation of our respective businesses. This agreement was amended on May 5, 2008, January 23, 2009 and May 9, 2013. References to the Separation Agreement below refer to the Separation Agreement, as amended.

Common Stock

Voting Rights

Except as otherwise expressly required by law or provided in our certificate of incorporation, and subject to any voting rights provided to holders of preferred stock at any time outstanding, the holders of any outstanding shares of common stock shall vote together as a single class on all matters with respect to which stockholders are entitled to vote under applicable law or our certificate of incorporation, or upon which a vote of stockholders is otherwise duly called for by Orbitz Worldwide. At each annual or special meeting of stockholders, each holder of record of shares of common stock on the relevant record date is entitled to cast one vote in person or by proxy for each share of common stock standing in such holder’s name on the stock transfer records of Orbitz Worldwide. Holders of shares of common stock have no cumulative voting rights.

Dividends

We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, may require the consent of Travelport and will depend on several factors, including our financial condition, results of operations, capital requirements, restrictions contained in existing and future financing instruments and other factors that our board of directors may deem relevant.

Subject to the rights of the holders of preferred stock at any time outstanding, and subject to any other provisions of our certificate of incorporation, holders of shares of common stock are entitled to receive such dividends and other distributions in cash, stock or property of Orbitz Worldwide when, as and if declared thereon by our board of directors from time to time out of assets or funds of Orbitz Worldwide legally available therefor.

Registration Rights

The Separation Agreement provides that any member of the “Travelport Affiliated Group” can demand that we register the resale of our common stock held by such member and persons or entities that acquire or otherwise receive from such member common stock that is subject to these registration rights. In addition, the Travelport

Affiliated Group has certain “piggyback” registration rights that would allow any member of the Travelport Affiliated Group to include its shares in any future registrations of our common stock, whether that registration relates to a primary offering by us or a secondary offering by or on behalf of other stockholders.

Equity Purchase Rights

The Separation Agreement provides that, so long as the members of the Travelport Affiliated Group beneficially own in the aggregate at least 50% of the combined voting power of all our outstanding voting securities, then such members may purchase their pro rata share, based on their then-current percentage equity interest in us, of any voting equity securities issued by us, excluding any securities issued under employee stock options or other benefit plans, dividend reinvestment plans and certain other offerings other than for cash. As of April 15, 2013, the Travelport Affiliated Group no longer beneficially owns in excess of 50% of our outstanding common stock.

Other Rights

In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of Orbitz Worldwide, the holders of shares of common stock are entitled to receive their ratable share of the assets and funds of Orbitz Worldwide available for distribution after payments to creditors and to the holders of preferred stock at the time outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without any further vote or action by the stockholders, to issue 100 shares of preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including: dividend rates; conversion rights; voting rights; terms of redemption and liquidation preferences; and the number of shares constituting each series.

Certain Certificate of Incorporation and By-Laws Provisions

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL. Section 203 prohibits a person who acquires more than 15% of all classes of our outstanding voting stock without the approval of our board of directors from merging or combining with us for a period of three years, subject to certain exceptions.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Stockholder Action by Written Consents

Our certificate of incorporation does not permit stockholders to take action by unanimous written consent in lieu of an annual or special meeting.

Limits on Special Meetings

Our certificate of incorporation provides that special meetings of stockholders may only be called by:

•	the chairman of our board of directors;

•	the chief executive officer;

•	the president;

•	the secretary; and

•	our board of directors or a committee of our board of directors whose powers and authority include the power to call such meetings.

Corporate Opportunities and Interested Directors

Our certificate of incorporation provides that, subject to any contractual provision to the contrary, Travelport will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	deciding to prevent us from utilizing any or all capacity under Travelport’s debt instruments or agreements that regulate the ability of Travelport and its restricted subsidiaries to take certain actions including, but not limited to, debt incurrence, asset sales and other transactions;

•	any decision or action by Travelport to assert or enforce its rights under any agreement or contract with us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither Travelport nor any officer or director of Travelport will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our certificate of incorporation provides that Travelport is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Travelport and us, and Travelport will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Travelport pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Travelport learns of a potential transaction or matter that may be a corporate opportunity for both us and Travelport, our certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Travelport’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our certificate of incorporation; and

•	will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation, if he or she acts in good faith in a manner consistent with the following policy:

•	a corporate opportunity offered to any of our officers who is also a director but not an officer of Travelport will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Travelport, in which case that opportunity will belong to Travelport;

•	a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Travelport will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Travelport; and

•	a corporate opportunity offered to any of our officers who is also an officer of Travelport will belong to Travelport, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of our certificate of incorporation, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Travelport or its officers or directors will be brought into conflict with our self-interest.

Our certificate of incorporation also provides that no contract, agreement, arrangement or transaction between us and Travelport will be void or voidable solely for the reason that Travelport is a party to such agreement or by reason of the execution of any contract or agreement by an officer or director of Travelport who is also an officer or director of ours, and Travelport:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction,

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangement or transaction,

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our certificate of incorporation, and

•	will be deemed not to have breached its duties of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation,

if:

•	the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board of directors that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•	the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock then outstanding not owned by Travelport or a related entity; or

•	the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to us.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have consented to these provisions of our certificate of incorporation.

Until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the affirmative vote of the holders of at least 66 2⁄3% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above. Accordingly, until such time, Travelport can prevent any such alteration, adoption, amendment or repeal of those provisions.

Provisions Relating to Control by Travelport

Our certificate of incorporation provides that until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the prior consent of Travelport will be required for:

•	any consolidation or merger of us or any of our subsidiaries with any person, other than a wholly owned subsidiary;

•

any sale, lease, exchange or other disposition or any acquisition or investment by us, or any of our subsidiaries or any series of related dispositions or acquisitions, subject to certain exceptions including those for which we give Travelport at least 15 days prior written notice and which involve consideration not in excess of $15 million in fair market value, and (1) any disposition of cash equivalents or investment grade securities or obsolete or worn out equipment and (2) the lease, assignment or sublease of any real or personal property, in each case, in the ordinary course of business;

•	any change in our authorized capital stock or creation of any class or series of our capital stock;

•	the issuance or sale by us or any of our subsidiaries of any shares of capital sock or other equity securities or the adoption of any equity incentive plan, except for (1) the issuance of shares of capital stock by us or any of our subsidiaries to Travelport or another restricted subsidiary of Travelport and (2) the issuance by us of capital stock under our equity incentive plans in the ordinary course in an amount not to exceed $15 million in fair market value annually;

•	the amendment of various provisions of our certificate of incorporation and by-laws;

•	the declaration of dividends on any class or series of our capital stock;

•	the authorization of any class or series of preferred stock;

•	the creation, incurrence, assumption or guaranty by us or any of our subsidiaries of any indebtedness for borrowed money, except for (1) up to $675 million of indebtedness at any time outstanding under our credit agreement and (2) up to $25 million of other indebtedness so long as we give Travelport at least 15 days prior written notice of the incurrence thereof;

•	the creation, existence or effectiveness of any consensual encumbrance or consensual restriction by us or any of our subsidiaries on (1) payment of dividends or other distributions, (2) payment of indebtedness, (3) the making of loans or advances and (4) the sale, lease or transfer of any properties or assets, in each case, to Travelport or any of its restricted subsidiaries;

•	any change in the number of directors on our board of directors, the establishment of any committee of our board of directors, the nomination of the members of our board of directors or any committee of our board of directors, and the filling of newly created memberships and vacancies on our board of directors or any committee of our board of directors; and

•	any transactions by us or any of our subsidiaries with affiliates involving aggregate payments or consideration in excess of $10 million, except (1) transactions between or among Travelport or any of its restricted subsidiaries; (2) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of Travelport, any of its direct or indirect parent companies or any of its restricted subsidiaries; (3) any agreement as in effect on the date of the consummation of our initial public offering and (4) investments by The Blackstone Group and certain of its affiliates in our or our subsidiaries’ securities so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the affirmative vote of the holders of at least 66 2⁄3% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the control provisions described above. Accordingly, until such time, Travelport can prevent any alteration, adoption, amendment or repeal of those provisions.

Provisions Relating to Regulatory Status

Our certificate of incorporation provides that, without the written consent of Travelport, we will not take any action that would result in:

•	Travelport’s being required to file any document with, register with, obtain the authorization of, or otherwise become subject to any rules, regulations or other legal restrictions of any governmental, administrative or regulatory authority, or

•	any of our directors who is also a director or officer of Travelport being ineligible to serve or prohibited from serving as our director under applicable law.

Our certificate of incorporation further provides that Travelport will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Travelport gives or withholds any such consent for any reason.

Our certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have consented to these provisions of our certificate of incorporation.

Until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the affirmative vote of the holders of at least 66 2⁄3% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the provisions of our certificate of incorporation described above. Accordingly, until such time, Travelport can prevent any alteration, adoption, amendment or repeal of those provisions.

Limitation of Liability of Directors

Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights and our stockholders’ rights to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation and by-laws also include provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we have entered into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. We also maintain director and officer liability insurance.

Amendments to our Governing Documents

Generally, until the first date on which Travelport ceases to beneficially own shares entitled to 33 1⁄3% or more of the votes entitled to be cast by the holders of the then outstanding common stock, the amendment of our certificate of incorporation requires a vote of at least 66 2⁄3% of stockholders. Any amendment to our by-laws requires the approval of either a majority of our board of directors or holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “OWW.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities that are sold may be exchangeable for and/or convertible into common stock or any other securities. The debt securities will be issued under one or more separate indentures between us and a designated trustee. Senior debt securities will be issued under a senior indenture. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indenture and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, depositary shares, warrants, debt securities, other securities or any combination of such securities.

FORMS OF SECURITIES

Each security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Payments to holders with respect to securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Orbitz Worldwide, the selling security holder, the trustees, the warrant agents, the unit agents or any other agent of Orbitz Worldwide, agent of the selling security holder, agent of the trustees, the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other payment or distribution to holders of that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

SELLING SECURITY HOLDER

Up to 48,540,976 shares of our common stock are being offered by this prospectus for resale for the account of the selling security holder. The selling security holder may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered. The selling security holder has informed us that, as of the date of this prospectus, it has no immediate plans to sell the shares of common stock covered by this prospectus, although its plans may change depending on market conditions and other factors.

The following table sets forth information for the selling security holder as of January 27, 2014. Except as otherwise indicated, we believe that the selling security holder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it.

Name	Shares Beneficially Owned Prior to this Offering(1)	Percent of Class(2)	Shares Being Offered(3)	Shares Beneficially Owned after this Offering
TDS Investor (Luxembourg) S.à r.l.(4)	48,540,976	44.8%	48,540,976	—

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2)	Percentage of class is based on 108,375,068 shares outstanding as of January 27, 2014.
(3)	The table assumes that the selling security holder sells all of its shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.
(4)	TDS Investor (Luxembourg) S.à r.l., a Luxembourg company (“Luxco”), directly owns 48,540,976 shares. Travelport Worldwide Limited (“Travelport Worldwide”), through its wholly-owned subsidiaries, indirectly owns Luxco and, as such, may be deemed to be the beneficial owner of 48,540,976 shares. The address of the business office of each of Luxco and Travelport Worldwide is c/o Travelport Limited, 300 Galleria Parkway, Atlanta, Georgia 30339.

Acquisition of Shares by Luxco

Luxco was the sole shareholder of Orbitz Worldwide prior to our initial public offering in July 2007. Luxco directly owns 39,792,148 shares that were held by it following the initial public offering.

On November 4, 2009, we entered into a Stock Purchase Agreement with Travelport. On January 13, 2010, Travelport assigned its rights and obligations under the Stock Purchase Agreement to Luxco. Pursuant to the Stock Purchase Agreement, Luxco purchased 9,025,271 shares from us for $50,000,001.34 on January 26, 2010.

Related Person Transactions with Travelport and its Subsidiaries

Luxco is a wholly-owned subsidiary of Travelport. For a description of related person transactions between Travelport and its subsidiaries and us, please see “Certain Relationships and Related Person Transactions-Related Person Transactions with Travelport and its Subsidiaries” in our 2013 Proxy Statement, “Notes to Consolidated Financial Statements-Note 15. Related Party Transactions-Related Party Transactions with Travelport and its Subsidiaries” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and “Notes to Condensed Consolidated Financial Statements-Note 9. Related Party Transactions-Related Party Transactions with Travelport and its Subsidiaries” in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, each of which is incorporated by reference herein.

PLAN OF DISTRIBUTION

We or the selling security holder may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by us, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we or the selling security holder use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We or the selling security holder may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we or the selling security holder pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We or the selling security holder may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us or the selling security holder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the selling security holder pay for solicitation of these contracts.

The selling security holder may be deemed to be an underwriter, and any discounts and commissions it receives and any profit it realizes on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Underwriters and agents may be entitled under agreements entered into with us or the selling security holder to indemnification by us and/or the selling security holder against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us or the selling security holder and our respective affiliates in the ordinary course of business.

Other than the common stock, each series of securities will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Except for the common stock, the securities may or may not be listed on a national securities exchange.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including Orbitz Worldwide, who file electronically with the SEC. The address of the website is http://www.sec.gov.

The SEC allows Orbitz Worldwide to “incorporate by reference” information into this document. This means that Orbitz Worldwide can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Orbitz Worldwide makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in the documents or filings that is deemed to have been furnished and not filed) on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement, and (ii) after the date of this prospectus and prior to the date on which all the securities offered under this prospectus are sold.

Orbitz Worldwide, Inc. SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2012

Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013

Current Reports on Form 8-K	Filed on January 8, 2013, January 11, 2013, February 22, 2013, March 26, 2013, April 18, 2013, May 2, 2013, May 28, 2013, June 12, 2013 and December 18, 2013

Proxy Statement on Schedule 14A (those portions incorporated by reference into Orbitz Worldwide’s Form 10-K only)	Filed on April 26, 2013

Documents incorporated by reference are available from the SEC as described above or from Orbitz Worldwide without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Orbitz Worldwide, Inc.

500 W. Madison Street

Suite 1000

Chicago, Illinois 60661

Attention: Investor Relations

(312) 894-5000

Documents may also be available on our website at http://corp.orbitz.com. We do not intend our website address to be an active link and information contained on our website does not constitute a part of this prospectus or any accompanying prospectus supplement (or any document incorporated by reference herein or therein), and you should not rely on that information in making your investment decision unless that information is also in this prospectus or has been expressly incorporated by reference into this prospectus.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and our consolidated financial statements and other documents incorporated by reference in this prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the SEC. Accordingly, you should not unduly rely on these forward-looking statements. We undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Drinker Biddle & Reath LLP will provide an opinion regarding the authorization and validity of the securities and other legal matters. Any underwriters, dealers or agents will be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Orbitz Worldwide Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.